SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NUMBER  11
TO THE SCHEDULE 13D
Under the Securities Exchange Act of 1934

CHDT CORPORATION
(Name of Issuer)

Common Stock, $0.0001 Par Value, and
(Title of Classes of Securities)

(CUSIP Number of Class of Securities): 12541A 108 (Common Stock)

Howard Ullman 5000 Thoroughbred Lane Southwest Ranches, Florida 33330 (954) 261-6304
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 29, 2011
(Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition, which is the subject of this Schedule, 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:   [__]
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D
CUSIP No. 12541A 108

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Howard Ullman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) __ (b) ___
3	SEC USE ONLY
4	SOURCE OF FUNDS PF = Personal Funds
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ¨
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER Common Stock: 12,688,375
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER Common Stock: 12,688,375
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON Common Stock: 12,688,375
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_____N-A_____]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2%
14	TYPE OF REPORTING PERSON: IN

Item 1.	Security and Issuer.

This Amendment Number  Eleven to the Schedule 13D relates to the Common Stock, $0.0001 par value, (“Common Stock”) of CHDT Corporation, a Florida corporation, (“CHDT,” “Company” or “Issuer”). The address of the principal executive offices of the Company is 350 Jim Moran Blvd., Suite 120, Deerfield Beach, Florida 33442, Telephone: (954) 252-3440.

Item 2.	Identity and Background.

(a) This statement is filed by Howard Ullman (the “Reporting Person”).  The Reporting Person is a natural person and was until July 29, 2011, the Chairman of the Board of Directors of the Company.
(b) The address of the principal business office of the Reporting Person is 5000 Thoroughbred Lane, Southwest Ranches, Florida 33330.
 (c) The principal business of the Reporting Person is as a businessman in South Florida and he has various business interests outside of the Company.  He resigned as Chairman of the Board of the Company to pursue another business venture.
(d) The Reporting Person has not during the last five (5) years been indicted or convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
 (e) The Reporting Person has not, during the last five (5) years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

 (f) Reporting Person is a natural person and United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.	Interest in Securities of the Issuer.

(a) As of the date of this Amendment Number Eleven to the Schedule 13D, the Reporting Person beneficially and directly owns 12,688,375 shares of Common Stock (“Shares”), representing approximately 2% of the outstanding shares of Common Stock as of July 29, 2011 (based on 649,510,532 shares issued and outstanding as of July 29, 2011).  The Shares were purchased in two (2) separate agreements that both closed on 29 July 2011, which agreements were with (1) Stewart Wallach (“Mr. Wallach”), the Chief Executive Officer and a director of the Company and a senior officer and director of the Company’s wholly owned operating subsidiary, Capstone Industries, Inc., a Florida corporation, (“Capstone”); and with (2) JWTR Holdings, LLC, a Delaware limited liability company (“JWTR”) owned and controlled by Jeffrey Postal, a director of the Company.  Under each of these agreements, the Reporting Person sold 33,511,927 shares of Company Common Stock in a private transaction to Mr. Wallach and 33,511,927 shares of Company Common Stock in a private transaction to JWTR.   Under a separate agreement with Mr. Wallach and a separate agreement with JWTR, both closing on 29 July 2011, Mr. Ullman received a put for 9,700,000 shares of Company Common Stock from Mr. Wallach with an exercise price of $0.029 per share and a put for 9,700,000 shares of Company Common Stock from JWTR for 9,700,000 shares of Company Common Stock with an exercise price at $0.029 per share.  These puts were executed to allow Mr. Ullman to satisfy a potential option obligation to a third party.

Under the same agreements under which Mr. Ullman sold the above shares of Company Common Stock, Mr. Ullman also sold certain promissory notes issued to Mr. Ullman by the Company for loans.  The promissory notes were sold for cash at a discount from the principal face amounts.

In addition, the Reporting Person assigned to Mr. Wallach and JWTR certain subordination obligations under a 9 September 2010 subordination agreement between the Reporting Person and Sterling Capital Funding (“Sterling”), a division of Sterling Factors Corporation.  This subordination agreement was part of the financing arrangement provided to the Company by Sterling.  Further, the Reporting Person assigned his guaranty obligations to Sterling under that debt pursuant to a 24 August 2010 Guaranty and Security Agreement with Sterling.

The Reporting Person also resigned as Chairman of the Board of Directors of the Company, effective 29 July 2011 (accepted by the Company’s Board of Directors on 1 August 2011).

As such, the Reporting Person’s sole remaining interest in the Company is his ownership of the Shares and his two put options to acquire 19,400.000 shares of Company Common Stock at $0.029 per share.   The Reporting Person’s contract for his position as Chairman ended on June 30, 2011.  The Reporting Person’s resignation as director was received and accepted on July 29, 2011.  The Reporting Person will not receive any severance payments from the Company.   His resignation also terminated any and all employment agreements with the Company.

Mr. Ullman has entered into the above agreements and consummated the above transactions to remove himself from active participation in the Company as a director and principal investor in order to pursue a business opportunity that is unaffiliated and unrelated to the Company and its business lines.

Item 5.
Interest in Securities of the Issuer.

The Reporting Person beneficially owns 12,688,375 shares of Company Common Stock as of the date of this Amendment Number Eleven to Schedule 13D.   He has a put option to acquire an aggregate of 19,400,000 shares of Company Common Stock at $0.029 per share.   As of the date of this Schedule 13D, the Reporting Person intends to hold the Shares for investment purposes for his own account, provided, that from time to time the Reporting Person may evaluate his investment in the Shares and decide to either increase, reduce, or remain as is in respect of the Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships by the Reporting Person with any other person with respect to any securities of the Company.

Item 7.	Material to be Filed as Exhibits.

Exhibit Number	Description

                                 NONE FILED

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:   August 2, 2011

By:	/s/ Howard Ullman
Name:	Howard Ullman